BNY: PO BOX 505006, Louisville, KY 40233-5006

Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Robot Consulting Co., Ltd.

Annual General Meeting of Shareholders

For Shareholders of record as of March 31, 2026

Friday, June 26, 2026

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 P.M. EST June 22, 2026

Robot Consulting Co., Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 P.M. (Eastern Standard Time) on June 22, 2026)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Robot Consulting Co., Ltd., registered in the name of the undersigned on the books of the Depositary as of the close of business March 31, 2026 at the Annual General Meeting of the Shareholders of Robot Consulting Co., Ltd., to be held on June 26, 2026 in respect of the resolutions specified on the reverse.

NOTE:
1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution.
2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items.
3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Please make your marks like this: ☒

PROPOSAL		YOUR VOTE	
Matters for Resolution			
		FOR	AGAINST
Proposal No. 1:	Approval of the Financial Statements for the 6th fiscal year (from April 1, 2025 to March 31, 2026)	☐	☐
Proposal No. 2:	Election of one (1) Statutory Auditor	☐	☐
Proposal No. 3:	Reduction of the amounts of Stated Capital and Capital Reserve, and Disposition of Surplus (Appropriation for Loss)	☐	☐
Proposal No. 4:	Partial Amendment to the Articles of Incorporation	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) Date

Signature (if held jointly) Date